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                               May 4, 2023

       Allen J. Mistysyn
       Chief Financial Officer
       The Sherwin-Williams Company
       101 West Prospect Avenue
       Cleveland, Ohio 44115-1075

                                                        Re: The
Sherwin-Williams Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-04851
                                                            Filed February 22,
2023

       Dear Allen J. Mistysyn:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis
       Results of Operations, page 23

   1. Please quantify the extent to which changes in revenue are attributable to changes in prices and volumes. For
example, you disclose that net sales in The Americas Group
                                                        increased primarily due
to selling price increases as well as volume growth in all end markets, particularly
residential repaint, but do not quantify these factors. Refer to Item
                                                        303(b)(2)(iii) of
Regulation S-K.
 Allen J. Mistysyn
The Sherwin-Williams Company
May 4, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameAllen J. Mistysyn                       Sincerely,
Comapany NameThe Sherwin-Williams Company
                                                          Division of
Corporation Finance
May 4, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName